

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Fred W. Brackebusch
President and Chief Executive Officer
New Jersey Mining Company
89 Appleberg Road
Kellogg, Idaho 83837

> **Re: New Jersey Mining Company**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed June 3, 2010**
> **File No. 000-28837**

Dear Mr. Brackebusch:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Board of Directors of the Company, page 8

1.   For each director and nominee, revise your disclosure to discuss the basis for the conclusion that each individual should serve as a director of the company at the time the disclosure was made, in light of the company's business and structure. Refer to Item 401(e) of Regulation S-K.

Information Concerning the Board of Directors, page 13

General

2.   Describe your board leadership structure and explain why you have determined that your board leadership structure is appropriate. Include in your description a discussion of the board's role in the risk oversight and the effect that this has on its leadership structure. Refer to Item 407(h) of Regulation S-K.

3.   Disclose whether, and if so, the extent to which, the board or nominating committee considers diversity in nominating directors, as required by Item 407(c)(2)(vi) of Regulation S-K

Compensation of Directors, page 15

Director Compensation, page 15

4.   Revise this table to disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Item 402(r)(2)(iv) of Regulation S-K.

Executive Officers, page 15

Legal Proceedings, page 16

5.   Expand your disclosure to reflect legal actions involving your executive officers and directors for the past ten years, as required by Item 401(f) of Regulation S-K.

Executive Compensation, page 17

Summary Compensation Table, page 17

6.   Revise this table to disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief